EXHIBIT 12.2
First BanCorp
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Quarter Ended
March 31, 2010
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(100,137)
Plus:
Fixed Charges (excluding capitalized interest)	104,113

Total Earnings	$3,976

Fixed Charges:
Interest expensed and capitalized	$103,125
Amortized premiums, discounts, and capitalized expenses related to indebtedness	11
An estimate of the interest component within rental expense	977

Total Fixed Charges before preferred dividends	104,113

Preferred dividends	6,152
Ratio of pre tax income to net income	1.000

Preferred dividend factor	6,152

Total fixed charges and preferred stock dividends	$110,265

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

Excluding Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(100,137)
Plus:
Fixed Charges (excluding capitalized interest)	38,148

Total Losses	$(61,989)

Fixed Charges:
Interest expensed and capitalized	$37,160
Amortized premiums, discounts, and capitalized expenses related to indebtedness	11
An estimate of the interest component within rental expense	977

Total Fixed Charges before preferred dividends	38,148

Preferred dividends	6,152
Ratio of pre tax income to net income	1.000

Preferred dividend factor	6,152

Total fixed charges and preferred stock dividends	$44,300

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

(A)	For March 31, 2010, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $106.3 million to achieve a ratio of 1:1 for the first quarter of 2010.